VF 8-5-02

02023472

[UN]ITED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Wash]ington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 8 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Attis Securities Inc.

FN: NetCap Preferred Equity, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12835 East Arapahoe Road T-1 Penthouse
(No. and Street)

Englewood (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Dihle (303) 397-1956
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *If individual, state last, first, middle name*)

4155 E. JEWELL AVENUE, STE. 307 (Address) DENVER, (City) CO (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

VF 8-5-02

OATH OR AFFIRMATION

I, Gordon Dihle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NetCap Preferred Equity, Ltd., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETCAP PREFERRED EQUITY, LTD.

CONTENTS

SPICER, JEFFRIES & CO.

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE (303) 753-1959
FAX (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
NetCap Preferred Equity, Ltd.

We have audited the accompanying statement of financial condition of NetCap Preferred Equity, Ltd. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetCap Preferred Equity, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 17, 2002

NETCAP PREFERRED EQUITY, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	63 767
Due from clearing broker		7 870
Commissions receivable		299
Property and equipment, net of accumulated depreciation of $15,784		6 256
Other assets		6 567
	$	**84 759**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	944
Commissions payable		46 216
		47 160
CONTINGENCIES (Note 6)		
SHAREHOLDER'S EQUITY (Notes 2 and 3):		
Common stock, $0.001 par value; 100,000,000 shares authorized; 12,100,000 shares issued and 7,000,000 shares outstanding		7 000
Additional paid-in capital		30 599
Deficit since December 31, 2001 in connection with quasi reorganization		-
Total shareholder's equity		37 599
	$	**84 759**

The accompanying notes are an integral part of this statement.

NETCAP PREFERRED EQUITY, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	126 764
Other		6 730
Total revenue		133 494
EXPENSES:		
Commissions		87 090
Clearing charges		25 286
Salaries, benefits and payroll taxes		9 689
General and administrative expenses		13 278
Occupancy expenses		10 532
Total expenses		145 875
NET LOSS	$	**(12 381)**

The accompanying notes are an integral part of this statement.

NETCAP PREFERRED EQUITY, LTD.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, December 31, 2000	12 100 000	$ 12 100	$ 1 316 696	$ (1 227 816)
Retirement of common stock	(5 100 000)	(5 100)	(45 900)	-
Net loss	-	-	-	(12 381)
Quasi reorganization (Note 3)	-	-	(1 240 197)	1 240 197
BALANCES, December 31, 2001	**7 000 000**	**$ 7 000**	**$ 30 599**	**$ -**

The accompanying notes are an integral part of this statement.

NETCAP PREFERRED EQUITY, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(12 381)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		5 357
Decrease in due from clearing broker		6 348
Increase in commissions receivable		(299)
Decrease in securities owned, at market value		10 825
Increase in other assets		(6 547)
Increase in accounts payable		390
Increase in commissions and salaries payable		10 614
Decrease in accrued income taxes		(1 758)
Decrease in due to clearing broker		(10 825)
Net cash provided by operating activities		1 724
CASH FLOWS FROM FINANCING ACTIVITIES:		
Retirement of common shares		(51 000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(49 276)
CASH AND CASH EQUIVALENTS, at beginning of year		113 043
CASH AND CASH EQUIVALENTS, at end of year	**$**	**63 767**

The accompanying notes are an integral part of this statement.

NETCAP PREFERRED EQUITY, LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NetCap Preferred Equity, Ltd. ("the Company") was incorporated in the state of Colorado on May 21, 1999. The Company is a wholly-owned subsidiary of Security Reserve, Ltd. The Company operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company deals mainly in mutual funds, securities and other investment products.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

The Company provides for depreciation of furniture and equipment on a straight-line basis over estimated useful lives of five to ten years.

For purposes of the statement of cash flows, the Company considers money market funds at its clearing broker and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $24,776 and $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.9 to 1. According to Rule 15c3-1 , the Company's net capital ratio shall not exceed 15 to 1.

NETCAP PREFERRED EQUITY, LTD.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - QUASI REORGANIZATION

On December 31, 2001 the stockholders of the Company approved a plan of informal quasi reorganization. The reorganization resulted in the elimination of $1,240,197 of accumulated deficit at the date of reorganization and a decrease in additional paid in capital of $1,240,197.

NOTE 4 - INCOME TAXES

The Company has $25,537 of remaining limited net operating losses expiring in 2019 and $12,381 of unlimited net operating losses expiring in 2021 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense agreement with a related party. The agreement provides that the Company will pay to the related party 25% of rent for the office and its portion of all other expenses incurred. For the year ended December 31, 2001 the Company paid $6,991 and had $944 payable to the related party for these expenses.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer and deals primarily in mutual funds and other investment products which it buys and sells on behalf of its customer on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from its clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

NETCAP PREFERRED EQUITY, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDIT:		
Shareholder's equity	$	37 599
DEBITS:		
Property and equipment, net		6 256
Other assets		6 567
Total debits		12 823
NET CAPITAL		24 776
Minimum requirements of 6 2/3% of aggregate indebtedness of $47,160 or $5,000, whichever is greater		5 000
EXCESS NET CAPITAL	**$**	**19 776**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	944
Commissions payable		46 216
TOTAL AGGREGATE INDEBTEDNESS	**$**	**47 160**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.9 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2001.

SPICER, JEFFRIES & CO.

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE (303) 753-1959
FAX (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
NetCap Preferred Equity, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of NetCap Preferred Equity, Ltd. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by NetCap Preferred Equity, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of NetCap Preferred Equity, Ltd. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that NetCap Preferred Equity, Ltd. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries & Co.

Denver, Colorado
January 17, 2002